Santiago, March 10, 2010

# Concha y Toro Resumes Its Operations

Viña Concha y Toro is pleased to inform you that its four production plants, Pirque, Lo Espejo, Vespucio and Lontué, have been fully operative since yesterday, March 9. This has enabled us to resume our distribution operations, domestically and in all our export activities.

The wine cellars are operative and this has permitted us to start the wine-harvesting process, and the reception of grapes is being performed normally and with sufficient capacity to receive the grape according to our 2010 harvest projections. The only exception is the Peumo cellar facility which will be functioning within the next two weeks.

AV. NUEVA TAJAMAR 481, TORRE NORTE, PISO 15 • LAS CONDES - SANTIAGO - CHILE • TEL: (56-2) 476 5000 - FAX: (56-2) 203 6740